Term Sheet To underlying supplement No. 1 dated October 1, 2012, product supplement B dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Term Sheet No. 1685B Registration Statement No. 333-184193 Dated January 11, 2013; Rule 433
Structured Investments	Deutsche Bank $ Notes Linked to the MSCI Daily Total Return Net World USD Index due January 29, 2014
General
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The notes are designed for investors who seek a return linked to the performance of the MSCI Daily Total Return Net World USD Index (the “Underlying”), which is designed to measure the performance in U.S. dollar values of large and mid-cap equity securities from developed equity markets. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Final Level is less than the Initial Level by an amount greater than 0.57%. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch due January 29, 2014†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples of $1,000 thereof.
•	The notes are expected to price on or about January 11, 2013 (the “Trade Date”) and are expected to settle on or about January 16, 2013 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100.00% of the Face Amount
Underlying:	The MSCI Daily Total Return Net World USD Index (Bloomberg: NDDUWI <Index>)
Payment at Maturity:
Your payment per $1,000 Face Amount of notes will be calculated as follows:
$1,000 + ($1,000 x Underlying Return)
If the Final Level is less than the Initial Level by an amount greater than 0.57%, you will lose some or all of your investment at maturity. Any Payment at Maturity is subject to the credit of the Issuer.

Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
(	Final Level x Adjustment Factor Initial Level	)	– 1
The Underlying Return may be positive, zero or negative.
Adjustment Factor:	1.0057
Initial Level:	The closing level of the Underlying on the Trade Date
Final Level:	The closing level of the Underlying on the Final Valuation Date
Final Valuation Date†:	January 24, 2014
Maturity Date†:	January 29, 2014
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RBC6 / US25152RBC60
† Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$0.00	$1,000.00
Total	$	$	$

(1) Please see “Supplemental Plan of Distribution” in this term sheet for information about fees.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

JPMorgan
Placement Agent
January 11, 2013

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with underlying supplement No. 1 dated October 1, 2012, product supplement B dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”)  at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

Product supplement B dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005077/crt_dp33020-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Is the Payment at Maturity Assuming a Range of Performance for the Underlying?

The table below illustrates the Payment at Maturity per $1,000 Face Amount of notes for a hypothetical range of performance for the Underlying from -100.00% to +100.00% and assumes an Initial Level of 3,500.00. The actual Initial Level will be determined on the Trade Date. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Percentage Change in Underlying	Underlying Return	Return on Notes (%)	Payment at Maturity ($)
7,000.00	100.00%	101.14%	101.14%	$2,011.40
6,650.00	90.00%	91.08%	91.08%	$1,910.83
6,300.00	80.00%	81.03%	81.03%	$1,810.26
5,950.00	70.00%	70.97%	70.97%	$1,709.69
5,600.00	60.00%	60.91%	60.91%	$1,609.12
5,250.00	50.00%	50.86%	50.86%	$1,508.55
4,900.00	40.00%	40.80%	40.80%	$1,407.98
4,550.00	30.00%	30.74%	30.74%	$1,307.41
4,200.00	20.00%	20.68%	20.68%	$1,206.84
3,850.00	10.00%	10.63%	10.63%	$1,106.27
3,500.00	0.00%	0.57%	0.57%	$1,005.70
3,493.00	-0.20%	0.37%	0.37%	$1,003.69
3,480.05	-0.57%	0.00%	0.00%	$999.97
3,150.00	-10.00%	-9.49%	-9.49%	$905.13
2,800.00	-20.00%	-19.54%	-19.54%	$804.56
2,450.00	-30.00%	-29.60%	-29.60%	$703.99
2,100.00	-40.00%	-39.66%	-39.66%	$603.42
1,750.00	-50.00%	-49.72%	-49.72%	$502.85
1,400.00	-60.00%	-59.77%	-59.77%	$402.28
1,050.00	-70.00%	-69.83%	-69.83%	$301.71
700.00	-80.00%	-79.89%	-79.89%	$201.14
350.00	-90.00%	-89.94%	-89.94%	$100.57
0.00	-100.00%	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Underlying increases 20.00% from the Initial Level of 3,500.00 to a Final Level of 4,200.00. The investor receives a Payment at Maturity of $1,206.84 per $1,000 Face Amount of notes, representing a return on the notes of 20.68%, calculated as follows:

$1,000 + [$1,000 x (4,200.00 x 1.0057 / 3,500.00 – 1)] = $1,206.84

Example 2: The level of the Underlying decreases 0.20% from the Initial Level of 3,500.00 to a Final Level of 3,493.00. In this case, even though the Final Level is less than the Initial level, the investor receives a Payment at Maturity that is greater than $1,000.00 per $1,000 Face Amount of notes because the effect of the Adjustment Factor is more than sufficient to offset the decrease in the level of the Underlying. The investor receives a Payment at Maturity of $1,003.69 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (3,493.00 x 1.0057 / 3,500.00 – 1)] = $1,003.69

Example 3: The level of the Underlying decreases 0.57% from the Initial Level of 3,500.00 to a Final Level of 3,480.05. In this case, even though the Final Level is less than the Initial level, the investor receives a Payment at Maturity of $999.97 per $1,000 Face Amount of notes, representing a return of approximately all of such investor’s initial investment, because the effect of the Adjustment Factor is sufficient to offset the decrease in the level of the Underlying. The Payment at Maturity is calculated as follows:

$1,000 + [$1,000 x (3,480.05 x 1.0057 / 3,500.00 – 1)] = $999.97

Example 4: The level of the Underlying decreases 40.00% from the Initial Level of 3,500.00 to a Final Level of 2,100.00. The investor receives a Payment at Maturity of $603.42 per $1,000 Face Amount of notes, representing a return on the notes of -39.66%, calculated as follows:

$1,000 + [$1,000 x (2,100.00 x 1.0057 / 3,500.00 – 1)] = $603.42

Selected Purchase Considerations

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RETURN LINKED TO THE PERFORMANCE OF THE MSCI DAILY TOTAL RETURN NET WORLD USD INDEX — The return on the notes, which may be positive, zero or negative, is linked as described herein to the performance of the MSCI Daily Total Return Net World USD Index. The Underlying is a free float-adjusted market capitalization weighted index that is designed to measure the performance in U.S. dollar values of large and mid-cap equity securities from developed equity markets, currently including Australia, Austria, Belgium, Canada,

Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. The Underlying is a total return index whose index level reflects net dividends, meaning that it measures the market performance in terms of both price performance and income from dividend payments, net of certain withholding taxes. MSCI calculates withholding taxes using the highest applicable withholding tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties. Under such methodology, dividends, net the amount withheld, are notionally reinvested in the Underlying on the day the relevant security is quoted ex-dividend. This is just a summary of the Underlying. For more information on the Underlying, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The MSCI Indices – The MSCI Daily Total Return Net World USD Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, if you are a U.S. holder (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity), and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

If you are a non-U.S. holder, because the Payment at Maturity is determined by reference to the MSCI Daily Total Return Net World USD Index, the performance of which in turn depends in part on dividends paid by the issuers of its component stocks, including U.S. issuers, recently proposed regulations under Section 871(m) of the Code could adversely affect the tax consequences of owning and disposing of the notes after December 31, 2013. These proposed regulations would in certain circumstances impose a withholding tax at a rate of 30% (subject to reduction under an applicable treaty) on amounts, attributable to U.S.-source dividends, that are paid or “deemed paid” on certain financial instruments after December 31, 2013 (“dividend equivalents”). While significant aspects of the application of these proposed regulations to the notes are uncertain, if they were finalized in their current form, we (or other withholding agents) might determine that notes beneficially owned by you after December 31, 2013 are subject to withholding tax with respect to dividend equivalents or that you must provide information to establish that withholding is not required. We will not pay additional amounts on account of any such withholding tax. If you are a non-U.S. person considering an investment in the notes, you should consult your tax adviser regarding the tax consequences of such an investment in light of the proposed regulations.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying or any of the component stocks of the Underlying. In addition to these risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative.  Your investment will be fully exposed to any decline in the level of the Underlying if the Final Level is less than the Initial Level by an amount greater than 0.57%. If the Final Level is less than the Initial Level by an amount greater than 0.57%, you will lose some or all of your initial investment.

•	THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Underlying would have.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in  Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive the Payment at Maturity owed to you under the terms of the notes.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the prices of the component stocks are converted into U.S. dollars for purposes of calculating the Underlying level, investors of the notes will be exposed to currency exchange risk with respect to each of the currencies represented in the component stocks which are calculated in such manner.  An investor’s net exposure will depend on the extent to which the currencies represented by the component stocks strengthen or weaken against the U.S. dollar.  If the dollar strengthens against the currencies of the component stocks, the level of the Underlying, and the value of the notes, will be adversely affected.  Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. The values of foreign currencies may also be subject to a high degree of fluctuation due to changes in existing and expected rates of inflation, existing and expected interest rate levels, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments.

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THE NOTES ARE SUBJECT TO NON-U.S. SECURITIES MARKETS RISK — Because the Underlying includes component securities that are issued by non-U.S. companies in non-U.S. securities markets, the notes are subject to non-U.S. securities markets risk. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross-shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the Issue Price of the notes includes the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to maturity of the notes;

•	the dividend rate on the common stocks comprising the Underlying;

•	interest rates and yields in the market generally;

•	the exchange rates between the U.S. dollar and foreign currencies in which the component stocks of the Underlying are denominated;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

•
WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, the Final Level, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event by the calculation agent could adversely affect the amount of payment you receive at maturity.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Prospective non-U.S. investors should focus in particular on the potential imposition of withholding tax on an investment in the notes, as described above under “Tax Consequences.”

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date or the Final Valuation Date could adversely affect the level of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the MSCI Daily Total Return Net World USD Index based on the daily closing level of the Underlying from January 9, 2008 through January 9, 2013. The closing level of the Underlying on January 9, 2013 was 3,493.07. We obtained the closing levels of the Underlying below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Underlying on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will not receive a fee from the Issuer.